Exhibit 99.1

Bilibili Inc. Announces First Quarter 2023 Financial Results

SHANGHAI, June 1, 2023 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Highlights:

•

Total net revenues were RMB5.1 billion (US$738.2 million), representing an increase of 0.3% from the same period of 2022. Revenues from advertising were RMB1.3 billion (US$185.2 million), representing an increase of 22% from the same period of 2022.

•	Gross profit was RMB1.1 billion (US$160.7 million), representing an increase of 37% from the same period of 2022.

•	Net loss was RMB629.6 million (US$91.7 million), narrowing 72% from the same period of 2022.

•	Adjusted net loss[1] was RMB1.0 billion (US$150.1 million), narrowing 38% from the same period of 2022.

•	Average daily active users (DAUs2) reached 93.7 million, representing an 18% increase from the same period of 2022.

“We started the first quarter of 2023 on a positive note with a notable improvement in our gross profit and a significant reduction in our losses,” said Mr. Rui Chen, chairman and chief executive officer of Bilibili. “We continue to execute our strategy of prioritizing profitability while fostering a vibrant and highly engaged community for our users and creators. Led by this approach, our advertising revenues grew by 22% year-over-year in the first quarter of 2023. Meanwhile, our DAUs increased by 18% year-over-year to 93.7 million and MAUs reached 315.2 million, driving our DAU/MAU ratio to 29.7%. Strong user engagement persisted, with an average of 96 minutes per day spent by our users on Bilibili in the first quarter of 2023. Moving forward, our primary focus will remain on enhancing our commercialization efficiency and improving our profitability. At the same time, we are fully committed to fulfilling our mission of building a better stage for our creators and fostering a welcoming community that enriches the everyday lives of young generations in China.”

Mr. Sam Fan, chief financial officer of Bilibili, said, “In the first quarter, we were able to gain more operating leverage and achieve a 37% increase in gross profit year-over-year. Our gross profit margin improved to 22% from 16% for the same period last year. Many of the spending control measures we initiated were effective and led to a notable reduction in our total operating expenses, including a 30% year-over-year decrease in our sales and marketing expenses. These measures helped us meaningfully narrow our net loss by 72% year-over-year in the first quarter. Going forward, our focus will remain on executing these initiatives, further improving our margins and moving forward on our path to profitability.”

First Quarter 2023 Financial Results

Total net revenues. Total net revenues were RMB5.1 billion (US$738.2 million), representing an increase of 0.3% from the same period of 2022.

Value-added services (VAS). Revenues from VAS were RMB2.2 billion (US$314.0 million), representing an increase of 5% from the same period of 2022, mainly attributable to the Company’s enhanced monetization efforts, led by an increased number of paying users for the Company’s live broadcasting services.

Advertising. Revenues from advertising were RMB1.3 billion (US$185.2 million), representing an increase of 22% from the same period of 2022, mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency.

Mobile games. Revenues from mobile games were RMB1.1 billion (US$164.8 million), representing a decrease of 17% from the same period of 2022, mainly attributable to the lack of new game launch in the first quarter 2023.

IP derivatives and others (formerly known as E-commerce and others). Revenues from IP derivatives and others were RMB510.0 million (US$74.3 million), representing a decrease of 15% from the same period of 2022, mainly attributable to the decrease in sales of derivative merchandise of animation, comics and games (“ACG”) IPs on the Company’s e-commerce platform.

Cost of revenues. Cost of revenues was RMB4.0 billion (US$577.4 million), representing a decrease of 7% from the same period of 2022. Revenue-sharing costs, a key component of cost of revenues, were RMB2.0 billion (US$288.0 million), representing a decrease of 8% from the same period of 2022. Server and bandwidth costs were RMB384.4 million (US$56.0 million), representing a decrease of 16% from the same period of 2022.

Gross profit. Gross profit was RMB1.1 billion (US$160.7 million), representing an increase of 37% from the same period of 2022, primarily due to reduced revenue-sharing costs and server and bandwidth costs.

Total operating expenses. Total operating expenses were RMB2.5 billion (US$360.9 million), representing a decrease of 11% from the same period of 2022.

Sales and marketing expenses. Sales and marketing expenses were RMB880.2 million (US$128.2 million), representing a 30% decrease year-over-year. The decrease was primarily attributable to reduced promotional spending related to user acquisition in the first quarter of 2023.

General and administrative expenses. General and administrative expenses were RMB571.7 million (US$83.2 million), representing a 7% increase year-over-year.

Research and development expenses. Research and development expenses were RMB1.0 billion (US$149.5 million), representing a 2% increase year-over-year.

Loss from operations. Loss from operations narrowed to RMB1.4 billion (US$200.2 million), marking a 31% reduction from the same period of 2022.

Total other (expenses)/income, net. Total other income was RMB776.7 million (US$113.1 million), compared with total other expenses of RMB263.6 million in the same period of 2022. The increase was primarily attributable to RMB336.5 million gain from the repurchase of convertible senior notes and RMB367.9 million gain on fair value change in investments in publicly traded companies.

Income tax expense. Income tax expense was RMB31.7 million (US$4.6 million), compared with RMB29.8 million in the same period of 2022.

Net loss. Net loss was RMB629.6 million (US$91.7 million), marking a 72% reduction from the same period of 2022.

Adjusted net loss1. Adjusted net loss was RMB1.0 billion (US$150.1 million), marking a 38% reduction from the same period of 2022. Adjusted net loss is a non-GAAP measure that excludes share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, gain on the repurchase of convertible senior notes, expenses related to organizational optimization and termination expenses of certain game projects.

Basic and diluted EPS and adjusted basic and diluted EPS1. Basic and diluted net loss per share were RMB1.53 (US$0.22), compared with RMB5.80 in the same period of 2022. Adjusted basic and diluted net loss per share were RMB2.51 (US$0.37), compared with RMB4.20 in the same period of 2022.

Cash and cash equivalents, time deposits and short-term investments. As of March 31, 2023, the Company had cash and cash equivalents, time deposits and short-term investments of RMB19.4 billion (US$2.8 billion).

Share Repurchase Program and Repurchase of Convertible Senior Notes

The Company announced in March 2022 that its board of directors had authorized a share repurchase program, under which the Company may repurchase up to US$500 million of its ADSs for the next 24 months. The Company had repurchased a total of 2.6 million ADSs for a total cost of US$53.6 million as of March 31, 2023.

In January 2023, the Company completed the offering of 15,344,000 ADSs at US$26.65 per ADS. Shortly after the completion of the ADS offering, the Company completed the exchange of an aggregate principal amount of US$384.8 million of its outstanding December 2026 Notes (the “Exchange Notes”) purchased by Goldman Sachs (Asia) L.L.C. (“Goldman Sachs”) and its applicable affiliate(s), as duly engaged and authorized by the Company, from the holders of such Exchange Notes in privately negotiated transactions for the issuance of the Company’s ADSs. The aggregate purchase price of the Exchange Notes in the amount of US$331.2 million was funded by the net proceeds from the ADS offering.

As of March 31, 2023, the Company had repurchased a total principal amount of US$54.0 million 2027 Notes and a total principal amount of US$1.2 billion December 2026 Notes for a total cash consideration of US$0.9 billion.

The Company’s repurchase programs of its ADSs or convertible senior notes will depend upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

Environmental, Social and Governance (“ESG”)

Bilibili released its 2022 annual ESG report (“ESG Report”) in April 2023, outlining its long- standing commitment to sustainable development. The ESG Report highlights Bilibili’s actions and efforts to create value with its users, content creators, employees, business partners, and other stakeholders. To view the ESG Report, please visit the ESG page of the Company’s investor relations website at https://ir.bilibili.com/en/esg/.

Outlook

For the full year of 2023, the Company currently expects net revenues to be between RMB24.0 billion and RMB26.0 billion, which remains unchanged from the previously provided estimates.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates, which are all subject to various uncertainties.

1

Adjusted net loss and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non- GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

2

Starting from the second quarter of 2022, active users are counted as the sum of active users on mobile apps and PC ends during a given period. Active users are calculated on mobile apps based on the number of mobile devices (including smart TV and other smart devices) that have launched our mobile apps during a given period. Active users on PCs refer to the sum of valid logged-in users who visit our PC website at www.bilibili.com and engage in PC application during a given period, after eliminating duplicates.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on June 1, 2023 (8:00 PM Beijing/Hong Kong time on June 1, 2023).

Details for the conference call are as follows:

Event Title:              Bilibili Inc. First Quarter 2023 Earnings Conference Call

Registration Link:    https://register.vevent.com/register/BI97fa686598904dc99838229131aefe79

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com, and a replay of the webcast will be available following the session.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss per share and per ADS, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, gain on repurchase of convertible senior notes, expenses related to organizational optimization, and termination expenses of certain game projects. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8676 to US$1.00, the exchange rate on March 31, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB
Net revenues:
Mobile games	1,357,818	1,145,905	1,131,619
Value-added services (VAS)	2,052,192	2,349,809	2,156,224
Advertising	1,040,770	1,512,356	1,271,804
IP derivatives and others (formerly known as E-commerce and others)	603,319	1,134,416	509,964

Total net revenues	5,054,099	6,142,486	5,069,611
Cost of revenues	(4,246,858)	(4,892,933)	(3,965,679)
Gross profit	807,241	1,249,553	1,103,932
Operating expenses:
Sales and marketing expenses	(1,253,914)	(1,266,149)	(880,186)
General and administrative expenses	(535,296)	(816,807)	(571,695)
Research and development expenses	(1,008,843)	(1,493,799)	(1,026,712)

Total operating expenses	(2,798,053)	(3,576,755)	(2,478,593)

Loss from operations	(1,990,812)	(2,327,202)	(1,374,661)
Other (expenses)/income:
Investment (loss)/income, net	(626,316)	(166,815)	286,402
Interest income	34,300	108,306	146,274
Interest expense	(62,435)	(63,558)	(57,706)
Exchange (losses)/gains	(6,264)	64,648	(7,712)
Debt extinguishment gain	338,779	842,804	336,485
Others, net	58,375	65,242	73,005

Total other (expenses)/income, net	(263,561)	850,627	776,748

Loss before income tax expenses	(2,254,373)	(1,476,575)	(597,913)
Income tax	(29,759)	(20,461)	(31,732)

Net loss	(2,284,132)	(1,497,036)	(629,645)
Net loss attributable to noncontrolling interests	2,150	2,382	1,959

Net loss attributable to the Bilibili Inc.’s shareholders	(2,281,982)	(1,494,654)	(627,686)
Net loss per share, basic	(5.80)	(3.77)	(1.53)
Net loss per ADS, basic	(5.80)	(3.77)	(1.53)
Net loss per share, diluted	(5.80)	(3.77)	(1.53)
Net loss per ADS, diluted	(5.80)	(3.77)	(1.53)
Weighted average number of ordinary shares, basic	393,538,141	396,083,505	410,564,084
Weighted average number of ADS, basic	393,538,141	396,083,505	410,564,084
Weighted average number of ordinary shares, diluted	393,538,141	396,083,505	410,564,084
Weighted average number of ADS, diluted	393,538,141	396,083,505	410,564,084

The accompanying notes are an integral part of press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	23,033	14,908	12,462
Sales and marketing expenses	12,592	17,815	14,504
General and administrative expenses	145,995	136,681	137,616
Research and development expenses	96,242	85,391	96,152

Total	277,862	254,795	260,734

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31, 2022	March 31, 2023
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	10,172,584	10,217,931
Time deposits	4,767,972	6,119,248
Restricted cash	14,803	14,803
Accounts receivable, net	1,328,584	1,273,156
Prepayments and other current assets	3,545,493	3,290,520
Short term investments	4,623,452	3,048,960

Total current assets	24,452,888	23,964,618

Non current assets:
Property and equipment, net	1,227,163	1,046,549
Production cost, net	1,929,622	1,970,778
Intangible assets, net	4,326,790	4,074,346
Goodwill	2,725,130	2,725,130
Long term investments, net	5,651,018	5,716,958
Other long-term assets	1,517,959	1,478,842

Total non current assets	17,377,682	17,012,603

Total assets	41,830,570	40,977,221

Liabilities
Current liabilities:
Accounts payable	4,291,656	4,400,307
Salary and welfare payables	1,401,526	836,676
Taxes payable	316,244	274,346
Short-term loan and current portion of long-term debt	6,621,386	6,851,698
Deferred revenue	2,819,323	2,730,136
Accrued liabilities and other payables	1,643,269	1,607,164

Total current liabilities	17,093,404	16,700,327

Non-current liabilities:
Long-term debt	8,683,150	5,957,953
Other long-term liabilities	814,429	731,274

Total non-current liabilities	9,497,579	6,689,227

Total liabilities	26,590,983	23,389,554

Total Bilibili Inc.’s shareholders’ equity	15,237,828	17,587,867
Noncontrolling interests	1,759	(200)

Total shareholders’ equity	15,239,587	17,587,667

Total liabilities and shareholders’ equity	41,830,570	40,977,221

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB
Net loss	(2,284,132)	(1,497,036)	(629,645)
Add:
Share-based compensation expenses	277,862	254,795	260,734
Amortization expense related to intangible assets acquired through business acquisitions	56,997	48,151	48,151
Income tax related to intangible assets acquired through business acquisitions	(7,981)	(5,625)	(5,625)
Loss/(Gain) on fair value change in investments in publicly traded companies	641,114	59,688	(367,920)
Gain on repurchase of convertible senior notes	(338,779)	(842,804)	(336,485)
Expenses related to organizational optimization	—	251,736	—
Termination expenses of certain game projects	—	416,708	—

Adjusted net loss	(1,654,919)	(1,314,387)	(1,030,790)

Net loss attributable to the Bilibili Inc.’s shareholders	(2,281,982)	(1,494,654)	(627,686)
Add:
Share-based compensation expenses	277,862	254,795	260,734
Amortization expense related to intangible assets acquired through business acquisitions	56,997	48,151	48,151
Income tax related to intangible assets acquired through business acquisitions	(7,981)	(5,625)	(5,625)
Loss/(Gain) on fair value change in investments in publicly traded companies	641,114	59,688	(367,920)
Gain on repurchase of convertible senior notes	(338,779)	(842,804)	(336,485)
Expenses related to organizational optimization	—	251,736	—
Termination expenses of certain game projects	—	416,708	—

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(1,652,769)	(1,312,005)	(1,028,831)

Adjusted net loss per share, basic	(4.20)	(3.31)	(2.51)
Adjusted net loss per ADS, basic	(4.20)	(3.31)	(2.51)
Adjusted net loss per share, diluted	(4.20)	(3.31)	(2.51)
Adjusted net loss per ADS, diluted	(4.20)	(3.31)	(2.51)
Weighted average number of ordinary shares, basic	393,538,141	396,083,505	410,564,084
Weighted average number of ADS, basic	393,538,141	396,083,505	410,564,084
Weighted average number of ordinary shares, diluted	393,538,141	396,083,505	410,564,084
Weighted average number of ADS, diluted	393,538,141	396,083,505	410,564,084